FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 30, 2005, Series 2005-3	333-117817

Name of Person Filing the Document
(If Other than the Registrant)



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2005
WASH. D.C.
209



05049578

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.



By: ______________________
Name: Richard J. Johnson
Title: EVP, CFO

Dated: March 30, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2005-3
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2005-3

$1,000,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Prepared: March 17, 2005**

$1,000,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2005-3

Class[1][2]	Approximate Security Balance [2]	Tranche Type	WAL (Yrs.) Call/Mat [3][4]	Modified Duration (Yrs.) Call/Mat [3][4]	Payment Window (Mos.) Call/Mat [3][4]	Expected Rating (Moody's / S&P / DBRS) [5]	Last Scheduled Payment Date
A-1	$[567,000,000]	Floating Rate Super Senior	2.35 / 2.86	2.23 / 2.64	1 - 57 / 1 - 190	Aaa / AAA / AAA	July 2035
A-2	[63,000,000]	Floating Rate Support Senior	2.35 / 2.86	2.23 / 2.63	1 - 57 / 1 - 190	Aaa / AAA / AAA	July 2035
A-3	[150,000,000]	Floating Rate Senior	2.35 / 2.86	2.23 / 2.64	1 - 57 / 1 - 190	Aaa / AAA / AAA	July 2035
A-IO	1,000,000,000	NAS	0.63 / 0.63	0.36 / 0.36	1 - 12 / 1 - 12	Aaa / AAA / AAA	July 2035
M-1	95,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.22 / 2.62	1 - 57 / 1 - 190	Aa1 / AA+ / AA(high)	July 2035
M-2	45,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.22 / 2.62	1 - 57 / 1 - 190	Aa2 / AA / AA	July 2035
M-3	24,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.22 / 2.62	1 - 57 / 1 - 190	Aa3 / AA- / AA (low)	July 2035
M-4	16,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.21 / 2.61	1 - 57 / 1 - 190	A1 / A+ / A(high)	July 2035
M-5	17,500,000	Floating Rate Mezzanine	2.35 / 2.86	2.21 / 2.61	1 - 57 / 1 - 190	A2 / A / A	July 2035
M-6	10,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.21 / 2.60	1 - 57 / 1 - 190	A3 / A- / A(low)	July 2035
B	12,500,000	Floating Rate Subordinate	2.35 / 2.86	2.18 / 2.56	1 - 57 / 1 - 190	Baa2 / BBB+ / BBB(high)	July 2035
Total:	$1,000,000,000						

(1) The Offered Securities (other than the Class A-IO Bonds) are subject to a cap equal to the least of (i) 11.25% per annum and (ii) the applicable Available Funds Rate (as described below).
(2) The bond balances are subject to a +/-5% variance.
(3) The Offered Securities (other than the Class A-IO Bonds) are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class A-1, Class A-2 and Class A-3 Bonds will increase 2.0x, and (ii) the respective margins for the Class M Bonds and the Class B Bonds will increase 1.5x.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Eric Fellows, (415) 274-1728; DBRS, Ken Higgins (212) 635-3409.

Trust: Impac CMB Trust Series 2005-3.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: [TBD]

Underwriter:	Countrywide Securities Corporation (Lead Manager), Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager) and UBS Securities LLC (Co-Manager).
Indenture Trustee:	Wells Fargo Bank, N.A.
Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Financial Guaranty Insurance Corporation ("FGIC").
Offered Securities:	The "Offered Securities" will consist of (i) the Class A-1, Class A-2 and Class A-3 Bonds (collectively, the "Class A Bonds"), (ii) the Class A-IO Bonds, (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Bonds (collectively, the "Class M Bonds") and (iv) the Class B Bonds (the "Class B Bonds and, together with the "Class M Bonds", the "Subordinate Bonds").
Bond Insurance Policy:	The bond guaranty insurance policy issued by the Bond Insurer for the benefit of the holders of the Class A-3 Bonds.
Owner Trust Bonds:	The Trust will also issue Owner Trust Bonds representing the beneficial ownership interest in the Trust. The Owner Trust Bonds are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Offered Securities will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	March 1, 2005.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of March 1, 2005, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Pre-Funding Account on the Closing Date.
Expected Pricing Date:	March [18], 2005.
Expected Closing Date:	April [6], 2005.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in April 2005.

Accrued Interest:	The price to be paid by investors for the Class A Bonds and Subordinate Bonds will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Class A-IO Bonds will include interest up to, but not including, the Closing Date.
Interest Accrual Period:	With respect to the Class A Bonds and Subordinate Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Class A-IO Bonds and any payment date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related mortgage note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Class A Bonds and the Subordinate Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the sum of the Original Pre-Funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in March 2015.
Pricing Prepayment Speed:	The Offered Securities will be priced based on (i) with respect to the adjustable-rate first lien and fixed-rate second lien Mortgage Loans, 30% CPR and (ii) with respect to the fixed-rate first lien Mortgage Loans, 100% PPC, which assumes 10.00% CPR in month 1, an additional 1/11th of 15.00% CPR for each month thereafter, building to 25% CPR in month 12 and remaining constant at 25% CPR thereafter.
Mortgage Loans:	The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $873,375,575, of which approximately $723,409,230, $140,826,241 and $9,120,103, respectively, consist of a pool of adjustable-rate first lien, fixed-rate first lien and fixed-rate second lien residential mortgage loans, respectively, that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Original Pre-Funded Amount:	A deposit of not more than $250,000,000 (the "Original Pre-Funded Amount") will be made to a pre-funding account (the "Pre-Funding Account") on the Closing Date for the benefit of the Class A Bonds and the Subordinate Bonds. From the Closing Date to no later than June 30, 2005 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent Mortgage Loans (the "Subsequent Mortgage Loans"). Any portion of the Original Pre-Funded Amount

remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class A Bonds and the Subordinate Bonds on the immediately following Payment Date.

Interest Rate:

The Interest Rate on the Offered Securities (other than the Class A-IO Bonds) for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.25%.

The Class A-IO Bonds will accrue interest based on (i) the Notional Balance set forth below and (ii) the rates set forth below (the "Class A-IO Interest Rate"):

Period	Notional Balance ($)	Rate
1	1,000,000,000	1.45%
2	941,840,272	1.45%
3	862,724,294	1.45%
4	790,253,002	1.45%
5	723,868,448	1.45%
6	663,059,493	1.45%
7	607,358,095	0.85%
8	556,335,300	0.85%
9	509,598,034	0.85%
10	466,786,407	0.85%
11	427,570,746	0.85%
12	391,649,098	0.85%

Premium Rate:

Approximately 1.12% of the Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all the Mortgage Loans. The Premium Rate of the Sample Pool is approximately 0.01434%.

Net Mortgage Rate:

The "Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately [TBD]% as of the Closing Date), (b) a master servicing fee rate of [0.0300%], (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0029%], (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans and the Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Available Funds Rate:

For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Mortgage Loans and Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Class A Bonds and Subordinate Bonds immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium rate multiplied by a fraction equal to (x) the principal balance of the Class A-3 Bond as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Class A Bonds and Subordinate Bonds immediately prior to such Payment Date, over (iii) the Class A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class A-IO Notional Balance divided by (y) the aggregate principal balance of the Class A Bonds and Subordinate Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward:

Any shortfalls in interest payments on a Class of Offered Securities (other than the Class A-IO Bonds) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.25%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts for the benefit of the Class A Bonds and Subordinate Bonds (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $314,928,861 on April 25, 2005 and will increase for one period, then decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class A Bonds and the Subordinate Bonds any Basis Risk Amounts, first *pro rata* to the Class A Bonds, then to the Class M-1 Bonds, then to the Class M-2 Bonds, then to the Class M-3 Bonds, then to the Class M-4 Bonds, then to the Class M-5 Bonds, then to the Class M-6 Bonds and last to the Class B Bonds. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class A Bonds and the Subordinate Bonds will be available to pay the Class A Bonds and the Subordinate Bonds in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 61 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class A Bonds and the Subordinate Bonds.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Offered Securities, as the case may be:

Class	Moody's/S&P/DBRS	Subordination (after required target is reached)*
A	Aaa / AAA / AAA	22.35%
M-1	Aa1 / AA+ / AA(high)	12.85%
M-2	Aa2 / AA / AA	8.35%
M-3	Aa3 / AA- / AA (low)	5.95%
M-4	A1 / A+ / A(high)	4.35%
M-5	A2 / A / A	2.60%
M-6	A3 / A- / A (low)	1.60%
B	Baa2 / BBB+ / BBB(high)	0.35%

* Class A consists of the Class A-1, Class A-2 and Class A-3 Bonds.

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in September 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.350% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $250,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3 under "Priority of Payments" below.

3. Subordination. The Subordinate Bonds will provide subordination to the Class A Bonds as described under *"Realized Losses"* below. The Class A-2 Bonds will provide additional subordination to the Class A-1 Bonds only, to the extent described under *"Realized Losses"* below.

4. Bond Insurance Policy. Financial Guaranty Insurance Corporation will guarantee the ultimate payment of principal and current interest on the Class A-3 Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Servicemembers Civil Relief Act shortfalls and Basis Risk Amounts.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Subordinate Bonds, beginning with the Class B Bonds, then to the Class M-6 Bonds, then to the Class M-5 Bonds, then to the Class M-4 Bonds, then to the Class M-3 Bonds, then to the Class M-2 Bonds, then to the Class M-1 Bonds and, thereafter to the Class A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class A-1 Bonds will instead be applied to the Class A-2 Bonds until the Class A-2 Bonds have been reduced to zero. Any Realized Losses allocated to the Subordinate Bonds and Class A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class A-3 Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount:

With respect to any class of Bonds, as applicable, and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds, as applicable, on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions: Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Class A Bonds and the Subordinate Bonds (other than the Class A-IO Bonds) (such amount the "Principal Distribution Amount").

Priority of Payments: Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee and owner trustee fees, Net Derivative Fees and private mortgage insurance premium fees and Bond Insurance Policy premium) will be distributed generally as follows:

1. Interest funds, from collections on the Mortgage Loans, sequentially to (i) concurrently, to the Class A-1, Class A-2, Class A-3 and Class A-IO Bonds and (ii) sequentially to the Class 1-M Bonds;
2. From available funds, on a *pro rata* basis, the Principal Distribution Amount to the Class A Bonds and Subordinate Bonds;
3. From available funds, to the Bond Insurer, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, following the distributions described in clause 3 above, as principal to the Bonds on a *pro rata* basis to build or restore Overcollateralization to the required Overcollateralization Target amount;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to (i) *pro rata*, based on Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class A Bonds; provided however, that any amounts payable to the Class A-2 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class A-1 Bonds (if any) and (ii), sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 Bonds and then to the Class B Bonds, in respect of Allocated Realized Loss Amounts;
6. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, (i) concurrently, to the Class A-IO Bonds, the Class A Bonds and (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4 , Class M-5, Class M-6 Bonds and then to the Class B Bonds to cover any unpaid interest shortfall amounts.
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, first, (i) concurrently, to the Class A Bonds and, second, (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 Bonds and then to the Class B Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
8. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Owner Trust Bonds.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2005-3, Class A-1

Price-DM Sensitivity Report

Settlement:	4/6/05
Class Balance:	[$567,000,000]
Pass-Thru Margin (pre-step-up):	0.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	25	25	25	25	25
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.29	2.80	2.23	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	36	29	29	29	29
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.71	3.30	2.64	1.67	1.33
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class A-2

Price-Yield Sensitivity Report

Settlement:	4/06/05
Class Balance:	[$63,000,000]
Pass-Thru Margin (pre-step-up):	0.300%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	30	30	30	30	30
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.27	2.80	2.23	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	43	34	35	35	35
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.62	3.29	2.63	1.67	1.33
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class A-3

Price-Yield Sensitivity Report

Settlement:	4/06/05
Class Balance:	[$150,000,000]
Pass-Thru Margin (pre-step-up):	0.190%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	19	19	19	19	19
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.32	2.81	2.23	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	27	22	22	22	22
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.81	3.30	2.64	1.68	1.33
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class A-IO

Price-Yield Sensitivity Report

Settlement:	4/06/05
Class Balance:	$1,000,000,000
Coupon	1.450%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.66029	3.50	3.50	3.50	3.50	3.50
MDUR (yr)	0.36	0.36	0.36	0.36	0.36

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.66029	3.50	3.50	3.50	3.50	3.50
MDUR (yr)	0.36	0.36	0.36	0.36	0.36

Impac CMB Trust Series 2005-3, Class M-1

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$95,000,000
Pass-Thru Margin (pre-step-up):	0.420%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	42	42	42	42
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.22	2.79	2.22	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	45	45	45	46
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.46	3.28	2.62	1.67	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-2

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$45,000,000
Pass-Thru Margin (pre-step-up):	0.450%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	45	45	45	45
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.21	2.79	2.22	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	48	48	49	49
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.41	3.27	2.62	1.67	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-3

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$24,000,000
Pass-Thru Margin (pre-step-up):	0.480%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	48	48	48	48	48
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.20	2.79	2.22	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	58	52	52	52	52
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.37	3.27	2.62	1.67	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-4

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$16,000,000
Pass-Thru Margin (pre-step-up):	0.620%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	62	62	62	62	62
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.14	2.78	2.21	1.39	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	67	67	67	67
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.15	3.26	2.61	1.66	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-5

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$17,500,000
Pass-Thru Margin (pre-step-up):	0.670%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	67	67	67	67	67
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.12	2.77	2.21	1.39	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	81	72	72	72	73
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.07	3.25	2.61	1.66	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-6

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$10,000,000
Pass-Thru Margin (pre-step-up):	0.700%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.10	2.77	2.21	1.39	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	75	75	76	76
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.03	3.25	2.60	1.66	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class B

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$12,500,000
Pass-Thru Margin (pre-step-up):	1.35%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	135	135	135	135	135
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	7.84	2.72	2.18	1.38	1.09
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	162	144	145	146	146
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	13.10	3.18	2.56	1.64	1.30
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.56	3.56
2	3.64	11.28
3	3.73	11.55
4	3.96	11.96
5	4.13	12.30
6	4.38	12.70
7	5.03	13.49
8	5.09	13.71
9	5.27	14.02
10	5.33	14.18
11	5.53	14.46
12	5.94	14.95
13	6.29	15.34
14	6.42	15.51
15	6.38	15.51
16	6.50	15.66
17	6.46	15.66
18	6.51	15.77
19	6.63	15.94
20	6.58	15.93
21	6.70	16.08
22	6.64	16.07
23	6.92	16.52
24	7.97	17.80
25	7.57	15.12
26	7.53	12.93
27	7.37	12.78
28	7.55	12.99
29	7.40	12.90
30	7.43	13.16
31	7.62	13.48
32	7.46	13.32
33	7.63	13.54
34	7.47	13.37

Period	Available Rate (2)	Available Rate (3)
35	7.61	13.67
36	8.22	14.44
37	7.77	12.75
38	7.89	11.31
39	7.67	11.05
40	7.90	11.33
41	7.69	11.10
42	7.71	11.25
43	7.95	11.63
44	7.73	11.37
45	7.96	11.66
46	7.74	11.39
47	7.76	11.41
48	8.53	12.40
49	7.82	11.54
50	8.05	11.83
51	7.83	11.56
52	8.06	11.86
53	7.85	11.59
54	7.87	11.61
55	8.11	11.94
56	7.89	11.66
57	8.12	11.96

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$873,375,574 Aggregate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		4,006	
Total Outstanding Balance		$873,375,574	
Average Loan Balance		$218,017	$8,886 to $1,100,000
WA Mortgage Rate		6.092%	2.990% to 16.770%
WA Mortgage Rate Net LPMI		6.077%	2.990% to 16.770%
Net WAC		5.685%	2.582% to 15.987%
ARM Characteristics			
WA Gross Margin		3.954%	1.500% to 8.250%
WA Months to First Roll		30	1 to 119
WA First Periodic Cap		3.245%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.149%	1.000% to 6.000%
WA Lifetime Cap		11.827%	8.990% to 17.000%
WA Lifetime Floor		4.349%	1.500% to 10.000%
WA Original Term (months)		357	180 to 360
WA Remaining Term (months)		356	30 to 360
WA Age (months)		1	0 to 102
WA LTV		75.37%	2.65% to 125.00%
WA FICO		688	
WA DTI%		39.68%	
Secured by (% of pool)	1st Liens	98.96%	
	2nd Liens	1.04%	
Prepayment Penalty at Loan Orig (% of all loans)		71.51%	
Prepay Moves Exempted	Soft	28.47%	
	Hard	43.04%	
	No Prepay	28.49%	
	Unknown	0.00%	

Top States		Top Prop Types		Top Doc Types		Top Purpose Codes		Top Occ Codes		Top Orig PP Term	
CA	45.11%	SFR	63.73%	REDUCED	62.49%	PUR	58.46%	OWNER	79.36%	0	28.49%
FL	12.26%	PUD	16.20%	FULL/ALT	27.95%	REFI/CO	31.61%	INV HM	17.35%	6	0.66%
VA	4.71%	CND	10.17%	NINA	3.12%	REFI	9.93%	2ND HM	3.29%	12	13.58%
NJ	4.41%	2-4 FAMILY	7.92%	NISA	2.67%					24	23.77%
AZ	4.19%	CNDP	1.59%	NO RATIO	2.01%					36	23.76%
										42	0.05%
										48	0.01%
										60	9.47%
										72	0.19%

$873,375,574 Aggregate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
25Yr Fixed	$148,319	2	0.02	$74,160	10.811	269.92	708	50.89
15Yr Fixed	$4,023,317	50	0.46	$80,466	7.867	164.50	675	73.63
20Yr Fixed	$2,074,992	40	0.24	$51,875	10.911	193.47	664	86.14
30Yr Fixed	$104,675,640	556	11.99	$188,266	6.978	358.48	681	74.13
30/20 Fixed Balloon	$258,796	3	0.03	$86,265	12.238	237.11	655	97.28
30/15 Fixed Balloon	$6,712,149	97	0.77	$69,197	11.348	176.93	668	98.13
30Yr Fixed - IO	$32,073,130	142	3.67	$225,867	6.967	359.38	694	75.92
30Y LIB1M	$149,000	1	0.02	$149,000	5.250	360.00	700	83.71
30Y LIB1M - IO	$1,515,900	5	0.17	$303,180	5.350	358.91	664	66.32
30Y LIB6M	$3,335,947	13	0.38	$256,611	5.460	358.95	680	72.21
30Y LIB6M - IO	$51,887,454	205	5.94	$253,110	5.266	359.07	704	75.14
30Y LIB12M	$3,209,983	13	0.37	$246,922	5.373	359.07	685	75.14
30Y LIB12M - IO	$91,762,816	324	10.51	$283,219	5.327	358.48	702	78.52
2/28 LIB6M	$70,046,228	402	8.02	$174,244	6.346	358.62	658	77.62
2/28 LIB6M - IO	$228,217,853	1,001	26.13	$227,990	6.144	358.84	677	77.11
3/27 LIB6M	$31,280,812	173	3.58	$180,814	5.988	358.22	656	78.27
3/27 LIB6M - IO	$92,950,356	403	10.64	$230,646	5.819	359.06	693	73.74
3/1 LIB12M	$347,708	1	0.04	$347,708	6.875	359.00	705	80.00
5/25 LIB6M	$15,691,870	75	1.80	$209,225	6.023	359.06	691	72.92
5/25 LIB6M - IO	$114,752,729	457	13.14	$251,100	5.655	359.52	715	69.70
5/1 LIB12M - IO	$455,000	1	0.05	$455,000	5.625	360.00	664	72.80
7/23 LIB6M	$2,260,935	8	0.26	$282,617	5.698	354.35	705	70.55
7/23 LIB6M - IO	$8,195,800	20	0.94	$409,790	5.620	358.48	726	65.09
7/1 LIB12M - IO	$400,000	1	0.05	$400,000	5.500	356.00	790	80.00
10/20 LIB6M	$905,762	3	0.10	$301,921	5.875	353.40	747	73.62
10/20 LIB6M - IO	$6,043,077	10	0.69	$604,308	5.915	355.89	735	72.25
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$3,488,500	108	0.40	$32,301	12.005	174.21	663	97.01
$50,000.01 - $100,000.00	$35,757,328	432	4.09	$82,772	6.880	338.78	678	75.00
$100,000.01 - $150,000.00	$114,744,772	911	13.14	$125,955	6.464	353.04	677	76.70
$150,000.01 - $200,000.00	$125,729,599	716	14.40	$175,600	6.113	357.66	682	76.03
$200,000.01 - $250,000.00	$128,366,033	570	14.70	$225,204	6.109	358.28	685	75.64
$250,000.01 - $300,000.00	$114,037,697	416	13.06	$274,129	5.995	358.60	685	76.91
$300,000.01 - $350,000.00	$106,154,501	328	12.15	$323,642	5.873	358.31	690	75.71
$350,000.01 - $400,000.00	$74,825,302	199	8.57	$376,007	5.849	359.02	694	75.57
$400,000.01 - $450,000.00	$44,120,198	104	5.05	$424,233	5.965	358.87	699	75.09
$450,000.01 - $500,000.00	$39,809,820	84	4.56	$473,926	5.840	359.03	698	71.57
$500,000.01 - $550,000.00	$20,367,416	39	2.33	$522,241	6.100	359.14	701	74.87
$550,000.01 - $600,000.00	$19,006,870	33	2.18	$575,966	5.745	353.53	706	73.54
$600,000.01 - $650,000.00	$18,994,322	30	2.17	$633,144	5.779	358.83	719	71.26

$873,375,574 Aggregate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$650,000.01 - $700,000.00	$9,542,200	14	1.09	$681,586	5.723	359.21	710	69.44
$700,000.01 - $750,000.00	$8,176,063	11	0.94	$743,278	5.420	359.27	693	62.50
$750,000.01 - $800,000.00	$798,000	1	0.09	$798,000	5.625	360.00	650	70.00
$800,000.01 - $850,000.00	$2,464,000	3	0.28	$821,333	5.870	359.34	726	64.93
$850,000.01 - $900,000.00	$853,053	1	0.10	$853,053	2.990	359.00	777	64.60
$950,000.01 - $1,000,000.00	$3,989,900	4	0.46	$997,475	5.561	356.99	701	63.00
$1,000,000.01 - $1,050,000.00	$1,050,000	1	0.12	$1,050,000	6.000	359.00	708	75.00
$1,050,000.01 - $1,100,000.00	$1,100,000	1	0.13	$1,100,000	5.375	360.00	761	57.71
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$3,086,251	99	0.35	$31,174	11.707	182.12	661	94.54
$50,000.01 - $100,000.00	$36,159,577	441	4.14	$81,995	6.963	336.28	677	75.46
$100,000.01 - $150,000.00	$114,481,372	909	13.11	$125,942	6.465	353.22	677	76.68
$150,000.01 - $200,000.00	$125,992,999	718	14.43	$175,478	6.114	357.48	682	76.05
$200,000.01 - $250,000.00	$128,366,033	570	14.70	$225,204	6.109	358.28	685	75.64
$250,000.01 - $300,000.00	$114,037,697	416	13.06	$274,129	5.995	358.60	685	76.91
$300,000.01 - $350,000.00	$106,154,501	328	12.15	$323,642	5.873	358.31	690	75.71
$350,000.01 - $400,000.00	$74,825,302	199	8.57	$376,007	5.849	359.02	694	75.57
$400,000.01 - $450,000.00	$44,120,198	104	5.05	$424,233	5.965	358.87	699	75.09
$450,000.01 - $500,000.00	$39,809,820	84	4.56	$473,926	5.840	359.03	698	71.57
$500,000.01 - $550,000.00	$20,367,416	39	2.33	$522,241	6.100	359.14	701	74.87
$550,000.01 - $600,000.00	$19,006,870	33	2.18	$575,966	5.745	353.53	706	73.54
$600,000.01 - $650,000.00	$18,994,322	30	2.17	$633,144	5.779	358.83	719	71.26
$650,000.01 - $700,000.00	$9,542,200	14	1.09	$681,586	5.723	359.21	710	69.44
$700,000.01 - $750,000.00	$8,176,063	11	0.94	$743,278	5.420	359.27	693	62.50
$750,000.01 - $800,000.00	$798,000	1	0.09	$798,000	5.625	360.00	650	70.00
$800,000.01 - $850,000.00	$2,464,000	3	0.28	$821,333	5.870	359.34	726	64.93
$850,000.01 - $900,000.00	$853,053	1	0.10	$853,053	2.990	359.00	777	64.60
$950,000.01 - $1,000,000.00	$3,989,900	4	0.46	$997,475	5.561	356.99	701	63.00
$1,000,000.01 - $1,050,000.00	$1,050,000	1	0.12	$1,050,000	6.000	359.00	708	75.00
$1,050,000.01 - $1,100,000.00	$1,100,000	1	0.13	$1,100,000	5.375	360.00	761	57.71
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$39,099	1	0.00	$39,099	15.500	147.00	649	123.48
AL	$1,216,256	6	0.14	$202,709	5.754	359.49	734	67.36
AR	$253,698	3	0.03	$84,566	8.331	340.00	666	87.10

$873,375,574 Aggregate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AZ	$36,596,252	223	4.19	$164,109	6.203	357.42	688	77.16
CA	$393,952,560	1,393	45.11	$282,809	5.830	356.46	696	74.26
CO	$10,242,891	57	1.17	$179,700	6.137	354.81	671	77.66
CT	$4,118,671	22	0.47	$187,212	6.051	358.10	689	69.88
DC	$1,414,353	6	0.16	$235,726	6.172	358.89	654	72.67
DE	$1,191,312	8	0.14	$148,914	5.917	358.49	661	78.06
FL	$107,092,903	598	12.26	$179,085	6.429	355.05	691	75.41
GA	$14,591,566	102	1.67	$143,055	6.554	353.60	672	80.17
HI	$3,349,117	9	0.38	$372,124	6.065	358.79	706	73.27
IA	$955,035	8	0.11	$119,379	6.059	357.71	649	79.14
ID	$925,828	8	0.11	$115,728	6.214	358.76	729	77.24
IL	$18,744,576	106	2.15	$176,836	6.380	357.74	669	76.64
IN	$1,764,933	18	0.20	$98,052	6.137	348.85	660	79.84
KS	$1,155,620	10	0.13	$115,562	6.434	359.16	686	78.54
KY	$1,502,822	14	0.17	$107,344	5.994	346.41	659	78.45
LA	$457,261	3	0.05	$152,420	6.894	358.61	652	85.54
MA	$7,857,654	34	0.90	$231,107	6.509	346.64	672	76.66
MD	$29,297,490	130	3.35	$225,365	6.135	357.02	675	75.85
ME	$707,721	4	0.08	$176,930	5.878	358.79	669	77.71
MI	$9,320,361	64	1.07	$145,631	6.387	357.59	672	78.30
MN	$12,759,030	69	1.46	$184,913	6.249	358.65	665	79.62
MO	$3,869,727	30	0.44	$128,991	6.328	358.08	674	79.88
MS	$1,215,923	7	0.14	$173,703	5.981	357.67	648	78.99
MT	$200,800	1	0.02	$200,800	6.125	359.00	643	80.00
NC	$8,714,051	80	1.00	$108,926	7.127	335.06	678	81.62
NE	$268,089	2	0.03	$134,044	7.161	312.27	676	89.41
NH	$1,239,671	8	0.14	$154,959	6.733	340.86	649	75.69
NJ	$38,549,635	150	4.41	$256,998	6.546	357.88	682	73.45
NM	$481,832	3	0.06	$160,611	6.883	358.53	659	82.05
NV	$25,794,102	118	2.95	$218,594	6.209	355.87	697	77.25
NY	$18,364,795	66	2.10	$278,254	6.428	357.65	692	69.78
OH	$7,703,710	54	0.88	$142,661	5.759	357.94	671	74.90
OK	$599,039	5	0.07	$119,808	8.498	350.30	679	85.94
OR	$9,855,544	61	1.13	$161,566	6.058	358.77	668	77.80
PA	$5,904,900	38	0.68	$155,392	6.554	356.85	681	78.73
RI	$1,537,797	7	0.18	$219,685	6.671	359.29	693	72.38
SC	$3,966,671	27	0.45	$146,914	6.618	353.70	666	75.75
SD	$183,022	2	0.02	$91,511	5.927	358.49	715	75.14
TN	$3,582,857	30	0.41	$119,429	6.500	348.03	656	79.34
TX	$11,621,074	83	1.33	$140,013	6.345	352.08	678	77.41
UT	$7,101,838	46	0.81	$154,388	6.161	355.48	683	75.69
VA	$41,111,667	164	4.71	$250,681	6.049	357.21	675	77.27
VT	$201,147	2	0.02	$100,573	7.366	359.00	658	78.00
WA	$18,521,446	102	2.12	$181,583	5.764	358.10	689	76.48
WI	$2,972,301	21	0.34	$141,538	6.478	358.15	642	79.32
WY	$306,931	3	0.04	$102,310	6.258	358.00	643	80.00
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**



$873,375,574 Aggregate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$1,321,373	18	0.15	$73,410	7.509	319.12	709	18.62
20.01 - 25.00	$1,406,691	8	0.16	$175,836	6.810	352.85	688	23.31
25.01 - 30.00	$1,623,372	9	0.19	$180,375	6.085	355.97	720	27.60
30.01 - 35.00	$3,579,874	22	0.41	$162,722	6.106	349.50	675	32.29
35.01 - 40.00	$3,390,466	21	0.39	$161,451	5.801	331.89	700	37.94
40.01 - 45.00	$4,379,658	21	0.50	$208,555	5.978	359.36	696	42.83
45.01 - 50.00	$9,927,678	40	1.14	$248,192	5.649	359.14	694	48.14
50.01 - 55.00	$5,529,567	24	0.63	$230,399	6.127	356.86	695	52.21
55.01 - 60.00	$19,594,248	68	2.24	$288,151	5.606	358.32	690	58.09
60.01 - 65.00	$33,047,154	129	3.78	$256,179	5.741	358.97	687	63.39
65.01 - 70.00	$227,444,527	975	26.04	$233,276	5.663	357.81	706	69.60
70.01 - 75.00	$43,393,890	171	4.97	$253,765	6.204	357.73	682	73.92
75.01 - 80.00	$448,619,099	2,027	51.37	$221,322	6.100	358.35	681	79.87
80.01 - 85.00	$11,232,792	56	1.29	$200,586	6.468	356.43	663	84.34
85.01 - 90.00	$34,672,246	188	3.97	$184,427	7.085	355.92	683	89.74
90.01 - 95.00	$15,936,565	90	1.82	$177,073	7.979	348.36	689	94.79
95.01 - 100.00	$6,660,212	90	0.76	$74,002	10.880	205.43	668	99.89
100.01 - 105.00	$213,401	3	0.02	$71,134	12.013	146.52	766	100.19
105.01 - 110.00	$108,659	4	0.01	$27,165	15.050	127.73	647	106.91
110.01 - 115.00	$118,544	4	0.01	$29,636	14.300	132.11	650	114.26
115.01 - 120.00	$145,723	5	0.02	$29,145	14.455	126.98	658	118.77
120.01 - 125.00	$1,029,833	33	0.12	$31,207	14.298	116.98	665	123.90
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$1,798,373	4	0.21	$449,593	2.990	359.00	756	70.70
3.000 - 3.499	$370,000	1	0.04	$370,000	3.490	359.00	722	70.07
3.500 - 3.999	$1,315,679	4	0.15	$328,920	3.888	357.56	714	75.21
4.000 - 4.499	$7,100,840	29	0.81	$244,857	4.240	359.09	715	70.74
4.500 - 4.999	$58,548,469	229	6.70	$255,670	4.792	358.84	713	72.83
5.000 - 5.499	$151,971,169	592	17.40	$256,708	5.238	358.79	709	72.00
5.500 - 5.999	$253,787,821	1,082	29.06	$234,554	5.736	358.24	687	74.14
6.000 - 6.499	$157,623,802	731	18.05	$215,628	6.207	358.16	682	75.85
6.500 - 6.999	$123,419,207	600	14.13	$205,699	6.697	356.38	676	76.93
7.000 - 7.499	$51,025,177	249	5.84	$204,920	7.180	358.40	673	78.91

$873,375,574 Aggregate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.500 - 7.999	$33,375,782	178	3.82	$187,504	7.647	357.06	674	82.27
8.000 - 8.499	$6,707,308	37	0.77	$181,279	8.180	358.27	662	82.03
8.500 - 8.999	$10,125,460	65	1.16	$155,776	8.711	340.53	657	81.45
9.000 - 9.499	$4,020,918	27	0.46	$148,923	9.198	355.03	618	78.48
9.500 - 9.999	$2,696,285	20	0.31	$134,814	9.644	351.50	663	78.56
10.000 - 10.499	$542,809	7	0.06	$77,544	10.051	324.70	604	75.36
10.500 - 10.999	$1,344,417	19	0.15	$70,759	10.710	246.00	671	88.80
11.000 - 11.499	$1,155,393	18	0.13	$64,189	11.203	200.59	694	88.39
11.500 - 11.999	$1,759,036	24	0.20	$73,293	11.778	181.18	667	98.02
12.000 - 12.499	$2,083,944	27	0.24	$77,183	12.105	201.25	655	98.68
12.500 - 12.999	$1,171,639	16	0.13	$73,227	12.659	204.95	652	98.95
13.000 - 13.499	$98,692	3	0.01	$32,897	13.171	104.81	687	112.53
13.500 - 13.999	$563,556	18	0.06	$31,309	13.804	109.89	666	122.52
14.000 - 14.499	$198,433	6	0.02	$33,072	14.294	112.56	673	113.91
14.500 - 14.999	$256,474	7	0.03	$36,639	14.824	137.74	658	116.75
15.000 - 15.499	$93,076	4	0.01	$23,269	15.238	79.52	641	120.98
15.500 - 15.999	$134,483	5	0.02	$26,897	15.662	147.67	647	119.99
16.500 - 16.999	$87,330	4	0.01	$21,832	16.546	99.09	643	119.52
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$556,644,944	2,590	63.73	$214,921	6.088	355.94	683	75.73
PUD	$141,487,297	608	16.20	$232,709	5.984	356.18	696	76.05
CND	$88,791,483	473	10.17	$187,720	6.077	356.15	697	76.43
2-4 FAMILY	$69,195,170	256	7.92	$270,294	6.372	356.62	698	70.56
CNDP	$13,844,676	55	1.59	$251,721	5.917	359.38	713	71.01
TWN	$3,412,005	24	0.39	$142,167	6.780	351.55	678	76.56
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$510,616,517	2,362	58.46	$216,180	6.092	356.81	696	77.69
REFI/CO	$276,070,861	1,215	31.61	$227,219	6.173	354.72	677	71.84
REFI	$86,688,197	429	9.93	$202,070	5.834	356.26	680	73.00
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

$873,375,574 Aggregate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$693,075,640	3,073	79.36	$225,537	6.093	355.69	682	76.20
INV HM	$151,573,295	812	17.35	$186,667	6.101	357.39	713	72.04
2ND HM	$28,726,640	121	3.29	$237,410	6.047	358.88	721	73.10
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$776,304	30	0.09	$25,877	14.369	86.97	663	119.15
121 - 180	$10,941,700	141	1.25	$77,601	10.038	175.55	672	89.08
181 - 240	$1,508,515	21	0.17	$71,834	9.347	233.01	662	69.60
241 - 300	$104,655	1	0.01	$104,655	8.750	297.00	732	20.00
301 - 360	$860,044,400	3,813	98.47	$225,556	6.029	358.86	688	75.18
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$545,769,010	2,283	62.49	$239,058	6.037	355.99	694	74.76
FULL/ALT	$244,088,126	1,320	27.95	$184,915	5.947	356.39	676	76.36
NINA	$27,258,554	138	3.12	$197,526	6.808	357.47	694	77.34
NISA	$23,295,537	117	2.67	$199,107	7.243	352.83	690	79.69
NO RATIO	$17,517,598	74	2.01	$236,724	6.642	359.50	690	75.85
SISA	$13,906,691	65	1.59	$213,949	6.747	357.06	646	71.78
NAV	$1,417,808	8	0.16	$177,226	6.545	336.17	695	63.75
LISA	$122,251	1	0.01	$122,251	5.990	178.00	723	35.18
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$1,187,220	7	0.14	$169,603	6.457	359.03	N/A	70.77
> 820	$187,726	1	0.02	$187,726	7.540	357.00	850	80.00
801 - 820	$9,129,092	36	1.05	$253,586	5.848	356.21	808	72.28
781 - 800	$24,606,712	102	2.82	$241,242	5.641	357.43	789	73.62
761 - 780	$52,440,503	207	6.00	$253,336	5.596	357.84	770	72.35
741 - 760	$63,645,097	276	7.29	$230,598	5.702	358.63	749	72.68
721 - 740	$71,086,276	298	8.14	$238,545	5.862	357.92	730	74.40
701 - 720	$114,112,657	471	13.07	$242,277	5.944	357.70	710	74.35
681 - 700	$121,682,237	537	13.93	$226,596	5.970	357.20	690	75.66

$873,375,574 Aggregate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
661 - 680	$129,788,954	593	14.86	$218,868	6.236	354.26	671	76.72
641 - 660	$134,903,860	678	15.45	$198,973	6.406	350.91	651	77.33
621 - 640	$95,027,396	491	10.88	$193,538	6.289	357.33	631	76.83
601 - 620	$43,893,106	239	5.03	$183,653	6.340	357.53	611	76.62
581 - 600	$6,422,423	35	0.74	$183,498	7.306	358.10	595	71.52
561 - 580	$2,022,009	13	0.23	$155,539	8.156	357.24	573	66.85
541 - 560	$1,079,258	7	0.12	$154,180	9.010	353.58	549	67.61
521 - 540	$887,119	6	0.10	$147,853	8.857	357.95	533	68.62
501 - 520	$1,273,929	9	0.15	$141,548	8.911	358.06	509	61.42
	$873,375,574	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$248,860,891	1,166	28.49	$213,431	6.369	352.81	693	75.44
6	$5,806,485	27	0.66	$215,055	6.177	355.41	721	73.97
12	$118,624,861	454	13.58	$261,288	5.899	355.92	697	73.62
24	$207,604,958	1,063	23.77	$195,301	6.178	357.66	671	77.01
36	$207,501,657	905	23.76	$229,284	5.747	358.05	688	75.98
42	$438,010	2	0.05	$219,005	5.781	359.15	715	74.27
48	$116,000	1	0.01	$116,000	7.000	360.00	656	76.32
60	$82,735,193	381	9.47	$217,153	6.182	357.33	701	72.08
72	$1,687,519	7	0.19	$241,074	6.251	359.11	719	79.29
0	**$873,375,574**	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

Range of Months to Roll (Excludes 890 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$56,888,301	224	7.86	$253,966	5.280	359.06	702	74.76
7 - 12	11	$94,972,799	337	13.13	$281,818	5.328	358.50	702	78.41
13 - 18	17	$1,158,422	4	0.16	$289,606	5.691	353.37	664	83.22
19 - 24	23	$297,105,659	1,399	41.07	$212,370	6.193	358.81	673	77.20
25 - 31	31	$558,815	2	0.08	$279,408	5.500	355.00	672	80.00
32 - 37	35	$124,020,061	575	17.14	$215,687	5.866	358.87	684	74.87
50 - 55	52	$351,790	2	0.05	$175,895	7.537	351.70	630	86.11
56 - 61	59	$130,547,810	531	18.05	$245,853	5.694	359.49	712	70.06
62 - 67	67	$315,750	1	0.04	$315,750	5.375	343.00	778	75.23
74 - 79	78	$2,364,049	6	0.33	$394,008	5.620	354.16	729	63.62
80 - 85	83	$8,176,936	22	1.13	$371,679	5.644	359.06	721	67.36
> 85	116	$6,948,839	13	0.96	$534,526	5.909	355.56	737	72.43
30		**$723,409,230**	**3,116**	**100.00**	**$232,160**	**5.850**	**358.86**	**689**	**75.29**

$873,375,574 Aggregate Mortgage Loans

Range of Margin (Excludes 890 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$300,000	1	0.04	$300,000	5.250	360.00	688	57.14
2.000 - 2.249	$90,415	1	0.01	$90,415	5.750	359.00	691	69.61
2.250 - 2.499	$23,271,411	73	3.22	$318,786	5.715	357.06	731	70.34
2.500 - 2.749	$40,045,766	136	5.54	$294,454	5.212	358.53	716	78.16
2.750 - 2.999	$10,366,679	35	1.43	$296,191	5.322	359.12	709	74.38
3.000 - 3.249	$109,065,944	431	15.08	$253,053	5.433	358.98	718	75.55
3.250 - 3.499	$100,721,686	412	13.92	$244,470	5.614	359.08	733	72.46
3.500 - 3.749	$119,537,789	476	16.52	$251,130	5.884	359.69	678	72.28
3.750 - 3.999	$100,171,788	425	13.85	$235,698	5.878	359.06	682	72.52
4.000 - 4.249	$5,503,823	24	0.76	$229,326	6.240	359.61	639	71.87
4.250 - 4.499	$7,713,644	29	1.07	$265,988	6.391	359.05	645	71.18
4.500 - 4.749	$3,791,727	20	0.52	$189,586	5.763	358.53	652	76.84
4.750 - 4.999	$6,886,431	35	0.95	$196,755	5.345	357.94	646	79.09
5.000 - 5.249	$47,137,576	220	6.52	$214,262	6.428	358.81	684	79.76
5.250 - 5.499	$22,160,087	116	3.06	$191,035	5.778	358.11	644	78.82
5.500 - 5.749	$37,258,995	212	5.15	$175,750	6.077	358.09	642	79.88
5.750 - 5.999	$45,825,258	222	6.33	$206,420	6.318	358.18	659	79.98
6.000 - 6.249	$25,764,804	137	3.56	$188,064	6.495	358.34	640	80.35
6.250 - 6.499	$10,219,459	65	1.41	$157,222	6.859	358.30	637	82.21
6.500 - 6.749	$3,650,228	22	0.50	$165,919	6.953	357.77	639	83.27
6.750 - 6.999	$1,442,528	10	0.20	$144,253	7.231	358.43	636	82.26
7.000 - 7.249	$818,538	5	0.11	$163,708	7.526	358.09	637	81.52
7.250 - 7.499	$938,919	6	0.13	$156,486	8.138	358.76	635	81.04
7.500 - 7.749	$603,708	2	0.08	$301,854	8.744	359.43	673	84.05
8.250 - 8.499	$122,026	1	0.02	$122,026	8.500	357.00	513	75.00
3.954	**$723,409,230**	**3,116**	**100.00**	**$232,160**	**5.850**	**358.86**	**689**	**75.29**

Range of Maximum Rates (Excludes 890 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$1,798,373	4	0.25	$449,593	2.990	359.00	756	70.70
9.000 - 9.499	$370,000	1	0.05	$370,000	3.490	359.00	722	70.07
9.500 - 9.999	$3,296,329	11	0.46	$299,666	4.764	356.90	696	71.51
10.000 - 10.499	$10,623,852	40	1.47	$265,596	4.583	358.73	723	68.51
10.500 - 10.999	$63,743,337	246	8.81	$259,119	4.887	358.64	714	73.22
11.000 - 11.499	$149,813,568	589	20.71	$254,352	5.253	358.82	708	72.18
11.500 - 11.999	$238,359,141	1,028	32.95	$231,867	5.737	358.89	686	74.40
12.000 - 12.499	$125,875,495	593	17.40	$212,269	6.219	358.91	675	77.74
12.500 - 12.999	$77,871,774	353	10.76	$220,600	6.688	358.90	672	79.30
13.000 - 13.499	$28,537,543	129	3.94	$221,221	7.169	359.07	673	79.90
13.500 - 13.999	$12,950,456	68	1.79	$190,448	7.645	358.82	666	82.20
14.000 - 14.499	$3,354,147	16	0.46	$209,634	8.128	359.12	682	82.19
14.500 - 14.999	$4,582,314	24	0.63	$190,930	8.537	358.86	678	83.84
15.000 - 15.499	$727,993	6	0.10	$121,332	9.207	357.42	625	87.57

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

Impac CMB Trust Series 2005-3

$873,375,574 Aggregate Mortgage Loans

Range of Maximum Rates (Excludes 890 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15.500 - 15.999	$632,317	3	0.09	$210,772	9.452	358.61	685	77.78
16.000 - 16.499	$511,934	3	0.07	$170,645	9.191	360.00	532	65.98
16.500 - 16.999	$147,000	1	0.02	$147,000	9.875	360.00	552	70.00
17.000 - 17.499	$213,655	1	0.03	$213,655	10.000	359.00	501	65.77
11.827	**$723,409,230**	**3,116**	**100.00**	**$232,160**	**5.850**	**358.86**	**689**	**75.29**

Next Interest Adjustment Date (Excludes 890 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/05	$379,900	2	0.05	$189,950	6.909	356.14	738	83.79
05/05	$2,394,400	7	0.33	$342,057	4.777	357.72	692	68.44
06/05	$771,550	4	0.11	$192,888	6.129	357.58	720	83.10
07/05	$9,328,293	36	1.29	$259,119	5.680	357.50	702	72.96
08/05	$21,494,726	88	2.97	$244,258	5.086	359.00	705	76.52
09/05	$20,821,958	79	2.88	$263,569	5.286	360.00	696	74.05
10/05	$1,697,474	8	0.23	$212,184	5.413	360.00	726	74.18
12/05	$13,448,750	49	1.86	$274,464	5.139	357.00	695	80.00
01/06	$32,580,767	115	4.50	$283,311	5.294	358.01	703	79.21
02/06	$36,907,525	128	5.10	$288,340	5.401	359.00	706	78.66
03/06	$10,206,287	39	1.41	$261,700	5.373	360.00	695	74.01
04/06	$1,829,471	6	0.25	$304,912	5.623	360.00	685	71.76
05/06	$145,972	1	0.02	$145,972	7.500	350.00	514	80.00
08/06	$144,900	1	0.02	$144,900	6.250	353.00	660	90.00
09/06	$867,550	2	0.12	$433,775	5.293	354.00	690	82.63
11/06	$4,242,959	20	0.59	$212,148	6.205	356.10	681	80.83
12/06	$18,114,315	106	2.50	$170,890	6.050	357.40	661	78.10
01/07	$99,656,420	512	13.78	$194,641	6.171	358.05	659	79.57
02/07	$95,669,334	420	13.22	$227,784	6.309	359.00	679	77.09
03/07	$66,002,279	286	9.12	$230,777	6.133	360.00	688	74.65
04/07	$13,420,352	55	1.86	$244,006	6.019	360.00	675	70.64
10/07	$558,815	2	0.08	$279,408	5.500	355.00	672	80.00
11/07	$2,953,668	18	0.41	$164,093	5.718	356.65	651	77.99
12/07	$13,903,304	76	1.92	$182,938	5.737	357.22	652	77.82
01/08	$31,795,694	156	4.40	$203,819	5.906	358.05	661	78.75
02/08	$30,258,133	135	4.18	$224,134	5.852	359.00	708	74.20
03/08	$35,196,111	153	4.87	$230,040	5.894	360.00	698	71.91
04/08	$9,913,150	37	1.37	$267,923	5.909	360.00	692	69.94
06/09	$228,264	1	0.03	$228,264	7.625	351.00	588	84.00
08/09	$123,526	1	0.02	$123,526	7.375	353.00	709	90.00
11/09	$372,149	3	0.05	$124,050	5.477	356.00	715	76.42
12/09	$2,091,837	11	0.29	$190,167	5.717	357.00	714	71.82
01/10	$9,973,959	51	1.38	$195,568	5.661	358.03	714	70.00
02/10	$39,520,545	167	5.46	$236,650	5.617	359.00	719	70.02
03/10	$64,152,042	244	8.87	$262,918	5.744	360.00	708	70.28

$873,375,574 Aggregate Mortgage Loans

Next Interest Adjustment Date (Excludes 890 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/10	$14,437,276	55	2.00	$262,496	5.710	360.00	709	68.80
10/10	$315,750	1	0.04	$315,750	5.375	343.00	778	75.23
06/11	$213,750	1	0.03	$213,750	5.250	351.00	782	95.00
07/11	$228,000	1	0.03	$228,000	6.125	352.00	762	80.00
09/11	$456,668	1	0.06	$456,668	5.875	354.00	744	80.00
10/11	$1,465,630	3	0.20	$488,543	5.517	355.00	712	51.39
11/11	$400,000	1	0.06	$400,000	5.500	356.00	790	80.00
12/11	$605,000	1	0.08	$605,000	5.500	357.00	768	77.07
01/12	$1,229,469	2	0.17	$614,734	5.750	358.00	662	49.80
02/12	$1,772,967	6	0.25	$295,495	5.423	359.00	741	69.70
03/12	$3,366,500	9	0.47	$374,056	5.680	360.00	723	67.38
04/12	$803,000	3	0.11	$267,667	6.004	360.00	687	75.37
06/14	$600,000	1	0.08	$600,000	6.125	351.00	796	80.00
07/14	$1,142,097	2	0.16	$571,048	5.766	352.00	722	64.27
08/14	$259,475	1	0.04	$259,475	5.875	353.00	741	90.00
09/14	$1,846,691	4	0.26	$461,673	5.999	354.00	727	74.85
01/15	$307,777	1	0.04	$307,777	5.750	358.00	675	80.00
02/15	$2,792,800	4	0.39	$698,200	5.883	359.00	743	70.06
	$723,409,230	**3,116**	**100.00**	**$232,160**	**5.850**	**358.86**	**689**	**75.29**

Initial Fixed Period (Excludes 890 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3	$1,664,900	6	0.23	$277,483	5.341	359.00	667	67.87
6	$55,223,401	218	7.63	$253,318	5.278	359.06	703	74.97
12	$94,972,799	337	13.13	$281,818	5.328	358.50	702	78.41
24	$298,264,081	1,403	41.23	$212,590	6.191	358.79	673	77.23
36	$124,578,876	577	17.22	$215,908	5.864	358.85	684	74.90
60	$130,899,599	533	18.09	$245,590	5.699	359.47	712	70.10
84	$10,856,735	29	1.50	$374,370	5.631	357.53	724	66.77
120	$6,948,839	13	0.96	$534,526	5.909	355.56	737	72.43
	$723,409,230	**3,116**	**100.00**	**$232,160**	**5.850**	**358.86**	**689**	**75.29**

Initial Cap (Excludes 890 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$59,323,332	231	8.20	$256,811	5.277	359.08	702	74.52
1.500	$211,649	2	0.03	$105,824	7.597	358.77	570	61.74
2.000	$92,368,277	328	12.77	$281,611	5.333	358.48	702	78.73
3.000	$437,184,833	1,843	60.43	$237,214	6.013	359.21	694	73.81
4.625	$600,000	1	0.08	$600,000	6.125	351.00	796	80.00
5.000	$13,649,621	38	1.89	$359,201	5.784	357.27	722	69.92
6.000	$120,071,519	673	16.60	$178,412	5.941	357.95	651	79.05
	$723,409,230	**3,116**	**100.00**	**$232,160**	**5.850**	**358.86**	**689**	**75.29**

$873,375,574 Aggregate Mortgage Loans

Subsequent Cap (Excludes 890 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$615,328,774	2,733	85.06	$225,148	5.922	358.95	687	74.90
1.500	$1,787,321	14	0.25	$127,666	8.601	359.50	564	65.56
2.000	$106,098,535	368	14.67	$288,311	5.383	358.28	706	77.75
6.000	$194,600	1	0.03	$194,600	5.000	359.00	769	70.00
	$723,409,230	**3,116**	**100.00**	**$232,160**	**5.850**	**358.86**	**689**	**75.29**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$871,643	3	0.10	$290,548	6.147	358.42	712	59.65
5.01 - 10.00	$2,946,826	11	0.34	$267,893	5.822	359.48	710	69.36
10.01 - 15.00	$7,227,279	35	0.83	$206,494	5.550	355.51	733	70.16
15.01 - 20.00	$17,032,618	70	1.95	$243,323	6.063	358.75	701	72.38
20.01 - 25.00	$21,405,221	120	2.45	$178,377	6.097	357.54	691	72.64
25.01 - 30.00	$42,240,012	205	4.84	$206,049	5.921	356.67	697	73.83
30.01 - 35.00	$76,335,025	345	8.74	$221,261	6.015	357.03	690	73.65
35.01 - 40.00	$124,889,344	578	14.30	$216,072	6.101	356.41	685	75.29
40.01 - 45.00	$156,852,185	730	17.96	$214,866	6.084	356.08	685	76.65
45.01 - 50.00	$193,380,373	922	22.14	$209,740	6.124	355.68	676	77.49
50.01 - 55.00	$12,784,315	53	1.46	$241,213	6.122	358.68	694	67.75
> 55.00	$3,047,063	16	0.35	$190,441	6.907	359.31	669	75.30
Not Required	$214,363,670	918	24.54	$233,512	6.137	355.25	698	74.78
39.68	**$873,375,574**	**4,006**	**100.00**	**$218,017**	**6.092**	**356.09**	**688**	**75.37**

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2005-3
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2005-3

$1,000,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Impac (the "Seller"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

$1,000,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2005-3

Class[1][2]	Approximate Security Balance [2]	Tranche Type	WAL (Yrs.) Call/Mat [3][4]	Modified Duration (Yrs.) Call/Mat [3][4]	Payment Window (Mos.) Call/Mat [3][4]	Expected Rating (Moody's / S&P / DBRS) [5]	Last Scheduled Payment Date
A-1	$[567,000,000]	Floating Rate Super Senior	2.35 / 2.86	2.23 / 2.64	1 - 57 / 1 - 190	Aaa / AAA / AAA	July 2035
A-2	[63,000,000]	Floating Rate Support Senior	2.35 / 2.86	2.23 / 2.63	1 - 57 / 1 - 190	Aaa / AAA / AAA	July 2035
A-3	[150,000,000]	Floating Rate Senior	2.35 / 2.86	2.23 / 2.64	1 - 57 / 1 - 190	Aaa / AAA / AAA	July 2035
A-IO	1,000,000,000	NAS	0.63 / 0.63	0.36 / 0.36	1 - 12 / 1 - 12	Aaa / AAA / AAA	July 2035
M-1	95,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.22 / 2.62	1 - 57 / 1 - 190	Aa1 / AA+ / AA(high)	July 2035
M-2	45,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.22 / 2.62	1 - 57 / 1 - 190	Aa2 / AA / AA	July 2035
M-3	24,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.22 / 2.62	1 - 57 / 1 - 190	Aa3 / AA- / AA (low)	July 2035
M-4	16,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.21 / 2.61	1 - 57 / 1 - 190	A1 / A+ / A(high)	July 2035
M-5	17,500,000	Floating Rate Mezzanine	2.35 / 2.86	2.21 / 2.61	1 - 57 / 1 - 190	A2 / A / A	July 2035
M-6	10,000,000	Floating Rate Mezzanine	2.35 / 2.86	2.21 / 2.60	1 - 57 / 1 - 190	A3 / A- / A(low)	July 2035
B	12,500,000	Floating Rate Subordinate	2.35 / 2.86	2.18 / 2.56	1 - 57 / 1 - 190	Baa2 / BBB+ / BBB(high)	July 2035
Total:	**$1,000,000,000**						

(1) The Offered Securities (other than the Class A-IO Bonds) are subject to a cap equal to the least of (i) 11.25% per annum and (ii) the applicable Available Funds Rate (as described below).
(2) The bond balances are subject to a +/-5% variance.
(3) The Offered Securities (other than the Class A-IO Bonds) are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class A-1, Class A-2 and Class A-3 Bonds will increase 2.0x, and (ii) the respective margins for the Class M Bonds and the Class B Bonds will increase 1.5x.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Eric Fellows, (415) 274-1728; DBRS, Ken Higgins (212) 635-3409.

Trust: Impac CMB Trust Series 2005-3.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers:	[TBD]
Underwriter:	Countrywide Securities Corporation (Lead Manager), Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager) and UBS Securities LLC (Co-Manager).
Indenture Trustee:	Wells Fargo Bank, N.A.
Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Financial Guaranty Insurance Corporation ("FGIC").
Offered Securities:	The "Offered Securities" will consist of (i) the Class A-1, Class A-2 and Class A-3 Bonds (collectively, the "Class A Bonds"), (ii) the Class A-IO Bonds, (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Bonds (collectively, the "Class M Bonds") and (iv) the Class B Bonds (the "Class B Bonds and, together with the "Class M Bonds", the "Subordinate Bonds").
Bond Insurance Policy:	The bond guaranty insurance policy issued by the Bond Insurer for the benefit of the holders of the Class A-3 Bonds.
Owner Trust Bonds:	The Trust will also issue Owner Trust Bonds representing the beneficial ownership interest in the Trust. The Owner Trust Bonds are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	The Offered Securities will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	March 1, 2005.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of March 1, 2005, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Pre-Funding Account on the Closing Date.
Expected Pricing Date:	March [18], 2005.
Expected Closing Date:	April [6], 2005.

Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in April 2005.
Accrued Interest:	The price to be paid by investors for the Class A Bonds and Subordinate Bonds will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Class A-IO Bonds will include interest up to, but not including, the Closing Date.
Interest Accrual Period:	With respect to the Class A Bonds and Subordinate Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Class A-IO Bonds and any payment date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related mortgage note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Class A Bonds and the Subordinate Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 20% of the sum of the Original Pre-Funded Amount and the Cut-off Date Balance, and (ii) the Payment Date occurring in March 2015.
Pricing Prepayment Speed:	The Offered Securities will be priced based on (i) with respect to the adjustable-rate first lien and fixed-rate second lien Mortgage Loans, 30% CPR and (ii) with respect to the fixed-rate first lien Mortgage Loans, 100% PPC, which assumes 10.00% CPR in month 1, an additional 1/11th of 15.00% CPR for each month thereafter, building to 25% CPR in month 12 and remaining constant at 25% CPR thereafter.
Mortgage Loans:	The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $873,375,575, of which approximately $723,409,230, $140,826,241 and $9,120,103, respectively, consist of a pool of adjustable-rate first lien, fixed-rate first lien and fixed-rate second lien residential mortgage loans, respectively, that may or may not conform to Fannie Mae or Freddie Mac loan limits (the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool,

although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Original Pre-Funded Amount:

A deposit of not more than $250,000,000 (the "Original Pre-Funded Amount") will be made to a pre-funding account (the "Pre-Funding Account") on the Closing Date for the benefit of the Class A Bonds and the Subordinate Bonds. From the Closing Date to no later than June 30, 2005 (the "Funding Period"), the Pre-Funded Amount on deposit in the Pre-Funding Account will be used to purchase subsequent Mortgage Loans (the "Subsequent Mortgage Loans"). Any portion of the Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class A Bonds and the Subordinate Bonds on the immediately following Payment Date.

Interest Rate:

The Interest Rate on the Offered Securities (other than the Class A-IO Bonds) for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised, as described above), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.25%.

The Class A-IO Bonds will accrue interest based on (i) the Notional Balance set forth below and (ii) the rates set forth below (the "Class A-IO Interest Rate"):

Period	Notional Balance ($)	Rate
1	1,000,000,000	1.45%
2	941,840,272	1.45%
3	862,724,294	1.45%
4	790,253,002	1.45%
5	723,868,448	1.45%
6	663,059,493	1.45%
7	607,358,095	0.85%
8	556,335,300	0.85%
9	509,598,034	0.85%
10	466,786,407	0.85%
11	427,570,746	0.85%
12	391,649,098	0.85%

Premium Rate:

Approximately 1.12% of the Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all the Mortgage Loans. The Premium Rate of the Sample Pool is approximately 0.01434%.

Net Mortgage Rate:

The "Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a weighted average sub-servicing fee rate (which is expected to be approximately [TBD]% as of the Closing

Date), (b) a master servicing fee rate of [0.0300%], (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0029%], (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans and the Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Available Funds Rate: For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Mortgage Loans and Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Class A Bonds and Subordinate Bonds immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium rate multiplied by a fraction equal to (x) the principal balance of the Class A-3 Bond as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Class A Bonds and Subordinate Bonds immediately prior to such Payment Date, over (iii) the Class A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class A-IO Notional Balance divided by (y) the aggregate principal balance of the Class A Bonds and Subordinate Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Offered Securities (other than the Class A-IO Bonds) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.25%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Class A Bonds and Subordinate Bonds (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $314,928,861 on April 25, 2005 and will increase for one period, then decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class A Bonds and the Subordinate Bonds any Basis Risk Amounts, first *pro rata* to the Class A Bonds, then to the Class M-1 Bonds, then to the Class M-2 Bonds, then to the Class M-3 Bonds, then to the Class M-4 Bonds, then to the Class M-5 Bonds, then to the Class M-6 Bonds and last to the Class B Bonds. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class A Bonds and the Subordinate Bonds will be available to pay the Class A Bonds and the Subordinate Bonds in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 61 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class A Bonds and the Subordinate Bonds.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Offered Securities, as the case may be:

Class	Moody's/S&P/DBRS	Subordination (after required target is reached)*
A	Aaa / AAA / AAA	22.35%
M-1	Aa1 / AA+ / AA(high)	12.85%
M-2	Aa2 / AA / AA	8.35%
M-3	Aa3 / AA- / AA (low)	5.95%
M-4	A1 / A+ / A(high)	4.35%
M-5	A2 / A / A	2.60%
M-6	A3 / A- / A (low)	1.60%
B	Baa2 / BBB+ / BBB(high)	0.35%

* Class A consists of the Class A-1, Class A-2 and Class A-3 Bonds.

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in September 2005 after which time the required target Overcollateralization (the "Overcollateralization Target Amount") will increase to 0.350% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") and the Pre-Funded Amount (approximately $250,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1, 2 and 3 under "Priority of Payments" below.

3. Subordination. The Subordinate Bonds will provide subordination to the Class A Bonds as described under *"Realized Losses"* below. The Class A-2 Bonds will provide additional subordination to the Class A-1 Bonds only, to the extent described under *"Realized Losses"* below.

4. Bond Insurance Policy. Financial Guaranty Insurance Corporation will guarantee the ultimate payment of principal and current interest on the Class A-3 Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Servicemembers Civil Relief Act shortfalls and Basis Risk Amounts.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Subordinate Bonds, beginning with the Class B Bonds, then to the Class M-6 Bonds, then to the Class M-5 Bonds, then to the Class M-4 Bonds, then to the Class M-3 Bonds, then to the Class M-2 Bonds, then to the Class M-1 Bonds and, thereafter to the Class A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class A-1 Bonds will instead be applied to the Class A-2 Bonds until the Class A-2 Bonds have been reduced to zero. Any Realized Losses allocated to the Subordinate Bonds and Class A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class A-3 Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount: With respect to any class of Bonds, as applicable, and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds, as applicable, on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions: Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Class A Bonds and the Subordinate Bonds (other than the Class A-IO Bonds) (such amount the "Principal Distribution Amount").

Priority of Payments: Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee and owner trustee fees, Net Derivative Fees and private mortgage insurance premium fees and Bond Insurance Policy premium) will be distributed generally as follows:

1. Interest funds, from collections on the Mortgage Loans, sequentially to (i) concurrently, to the Class A-1, Class A-2, Class A-3 and Class A-IO Bonds and (ii) sequentially to the Class 1-M Bonds;
2. From available funds, on a *pro rata* basis, the Principal Distribution Amount to the Class A Bonds and Subordinate Bonds;
3. From available funds, to the Bond Insurer, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, following the distributions described in clause 3 above, as principal to the Bonds on a *pro rata* basis to build or restore Overcollateralization to the required Overcollateralization Target amount;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to (i) *pro rata*, based on Allocated Realized Loss Amounts previously allocated but unreimbursed, to the Class A Bonds; provided however, that any amounts payable to the Class A-2 Bonds will first be used to reduce unpaid Allocated Realized Loss Amounts related to the Class A-1 Bonds (if any) and (ii), sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-

6 Bonds and then to the Class B Bonds, in respect of Allocated Realized Loss Amounts;

7. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, (i) concurrently, to the Class A-IO Bonds, the Class A Bonds and (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4 , Class M-5, Class M-6 Bonds and then to the Class B Bonds to cover any unpaid interest shortfall amounts.
8. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, first, (i) concurrently, to the Class A Bonds and, second, (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 Bonds and then to the Class B Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
9. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Owner Trust Bonds.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2005-3, Class A-1

Price-DM Sensitivity Report

Settlement:	4/6/05
Class Balance:	[$567,000,000]
Pass-Thru Margin (pre-step-up):	0.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	25	25	25	25	25
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.29	2.80	2.23	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	36	29	29	29	29
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.71	3.30	2.64	1.67	1.33
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class A-2

Price-Yield Sensitivity Report

Settlement:	4/06/05
Class Balance:	[$63,000,000]
Pass-Thru Margin (pre-step-up):	0.300%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	30	30	30	30	30
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.27	2.80	2.23	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	43	34	35	35	35
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.62	3.29	2.63	1.67	1.33
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class A-3

Price-Yield Sensitivity Report

Settlement:	4/06/05
Class Balance:	[$150,000,000]
Pass-Thru Margin (pre-step-up):	0.190%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	19	19	19	19	19
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.32	2.81	2.23	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	27	22	22	22	22
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.81	3.30	2.64	1.68	1.33
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class A-IO

Price-Yield Sensitivity Report

Settlement:	4/06/05
Class Balance:	$1,000,000,000
Coupon	1.450%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.66029	3.50	3.50	3.50	3.50	3.50
MDUR (yr)	0.36	0.36	0.36	0.36	0.36

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield @ 0.66029	3.50	3.50	3.50	3.50	3.50
MDUR (yr)	0.36	0.36	0.36	0.36	0.36

Impac CMB Trust Series 2005-3, Class M-1

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$95,000,000
Pass-Thru Margin (pre-step-up):	0.420%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	42	42	42	42
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.22	2.79	2.22	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	45	45	45	46
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.46	3.28	2.62	1.67	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-2

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$45,000,000
Pass-Thru Margin (pre-step-up):	0.450%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	45	45	45	45
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.21	2.79	2.22	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	48	48	49	49
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.41	3.27	2.62	1.67	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-3

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$24,000,000
Pass-Thru Margin (pre-step-up):	0.480%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	48	48	48	48	48
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.20	2.79	2.22	1.40	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	58	52	52	52	52
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.37	3.27	2.62	1.67	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-4

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$16,000,000
Pass-Thru Margin (pre-step-up):	0.620%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	62	62	62	62	62
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.14	2.78	2.21	1.39	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	67	67	67	67
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.15	3.26	2.61	1.66	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-5

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$17,500,000
Pass-Thru Margin (pre-step-up):	0.670%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	67	67	67	67	67
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.12	2.77	2.21	1.39	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	81	72	72	72	73
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.07	3.25	2.61	1.66	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class M-6

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$10,000,000
Pass-Thru Margin (pre-step-up):	0.700%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	8.10	2.77	2.21	1.39	1.10
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	75	75	76	76
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	14.03	3.25	2.60	1.66	1.32
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

Impac CMB Trust Series 2005-3, Class B

Price-DM Sensitivity Report

Settlement:	4/06/05
Class Balance:	$12,500,000
Pass-Thru Margin (pre-step-up):	1.35%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	135	135	135	135	135
WAL (yr)	9.63	3.00	2.35	1.45	1.13
MDUR (yr)	7.84	2.72	2.18	1.38	1.09
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Mar11	Dec09	Feb08	Jun07

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	162	144	145	146	146
WAL (yr)	20.60	3.65	2.86	1.76	1.38
MDUR (yr)	13.10	3.18	2.56	1.64	1.30
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Feb35	Dec24	Jan21	Feb15	Jan13

[Available Funds Rate Schedule and Collateral Tables to follow]